SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                -----------------

                           OFFICIAL PAYMENTS CORPORATION
                       (Name of Subject Company (Issuer))

                        KINGFISH ACQUISITION CORPORATION
              a wholly-owned subsidiary of Tier Technologies, Inc.
                                       and
                             TIER TECHNOLOGIES, INC.
                      (Names of Filing Persons (Offerors))

                                -----------------

                      COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                -----------------

                                    676235 10 4
                      (CUSIP Number of Class of Securities)

                                -----------------

                                 JAMES L. BILDNER
                             TIER TECHNOLOGIES, INC.
                           1350 TREAT BLVD., SUITE 250
                             WALNUT CREEK, CA 94596
                            TELEPHONE: (925) 937-3950
                            FACSIMILE: (925) 937-3752

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              BRUCE R. DEMING, ESQ.
                              JACK G. MARTEL, ESQ.
                           FARELLA BRAUN + MARTEL LLP
                        235 MONTGOMERY STREET, 30TH FLOOR
                             SAN FRANCISCO, CA 94104
                            TELEPHONE: (415) 954-4400
                            FACSIMILE: (415) 954-4480

                            Calculation of Filing Fee

----------------------------------------------------------------------------
                                                   Amount of filing fee
Transaction valuation $86,154,144*                     $17,231
----------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, as well as the exercise of all exercisable and outstanding stock options, of Official Payments Corporation at a price of $3.00 per share, without interest. As of June 6, 2002, there were 22,952,876 shares issued and outstanding and 5,765,172 shares underlying stock options. Based on the foregoing, the transaction value is equal to the product of 28,718,048 shares and $3.00 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                  Amount Previously Paid: $17,231

                  Form or Registration No.: Schedule TO-T/A

                  Filing Party:  Tier Technologies, Inc.

                  Date Filed:  June 20, 2002

 [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X] third-party tender offer subject to Rule 14d-1.
          [ ] issuer tender offer subject to Rule 13e-4.
          [ ] going-private transaction subject to Rule 13e-3.
          [ ] amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Amendment No. 3 amends and supplements the Tender Offer Statement, as amended, on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on June 11, 2002, relating to a tender offer by Kingfish Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Tier Technologies, Inc., a California corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Official Payments Corporation, a Delaware corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information

         (a)(5) On June 19, 2002, a purported class action complaint was filed in the Delaware Court of Chancery against the Company, each of the Company's directors, Parent and Purchaser (the "Complaint"). The Complaint purports to assert claims on behalf of all public stockholders of the Company. The Complaint alleges, among other things, that (i) the individual defendants breached a fiduciary duty of disclosure by failing to disclose certain allegedly material information in publicly-filed documents and (ii) Parent and Purchaser are acting in violation of Section 203 of Delaware General Corporations Law by purportedly failing to obtain the approval of the Company's board of directors before becoming an "interested stockholder" (as that term is defined under Section
203) of the Company. The Complaint seeks, among other things, (1) certification of this action as a class action, plaintiff as the class representative and the attorneys as class counsel; (2) to enjoin the Offer; (3) an award of recissory and/or monetary damages; and (4) such other relief as the Court deems equitable and just, including attorneys' fees and costs.

         The foregoing summary of the Complaint is qualified in its entirety by reference to the Complaint, a copy of which is filed as Exhibit (a)(5)(C) hereto and incorporated by reference herein.

         On June 26, 2002, the parties to the Complaint entered into a Memorandum of Understanding with respect to a proposed settlement of the purported stockholder class action stockholder. The Memorandum of Understanding provides for certain additional disclosure set forth in the Company's Amendment No. 1 to the Schedule 14D-9 to be filed with the SEC and for full releases of the defendants and certain related or affiliated persons and extinguishes all claims that have been, could have been or could be asserted by or on behalf of any member of the class against the defendants and/or any related or affiliated persons which in any manner relate to the allegations, facts or other matters raised in the lawsuits or which otherwise relate to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Memorandum of Understanding provides for the payment of up to $175,000 of fees and expenses for the plaintiff's counsel upon final approval of the settlement of the actions. The final settlement of the Complaint, including the amount of attorneys' fees to be paid, is subject to court approval and there can be no assurance that such approval will be obtained.

         The defendants to the lawsuits have denied that they have engaged in any wrongdoing whatsoever, and have agreed to the Memorandum of Understanding to eliminate the burden and expense of further litigation and to permit the Offer and Merger to proceed as scheduled.

         The foregoing summary of the Memorandum of Understanding is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.

Item 12. Exhibits

          (a)(1)(A) Offer to Purchase, dated February 25, 2000.

          (a)(1)(B) Letter of Transmittal.

          (a)(1)(C) Notice of Guaranteed Delivery.

          (a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

          (a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.

          (a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.

          (a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.

          (a)(5)(B) Press release issued by Parent, dated June 20, 2002, regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002.

          (a)(5)(C) Complaint of Roti v. Official Payments Corporation, et al., filed in the Court of Chancery of the State of Delaware on June 19, 2002.

          (a)(5)(D) Memorandum of Understanding, dated June 26, 2002, between the parties to the Complaint.

          (b)       Not applicable.

          (d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.

          (d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.

          (d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.

          (d)(4)    Form of Employment Agreement.

          (g)       Not applicable.

          (h)       Not applicable.

Signature. After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                        KINGFISH ACQUISITION CORPORATION


                        By: /s/ James L. Bildner
                            ------------------------------
                        Name: James L. Bildner
                        Title:  President and Chief Executive Officer
                        Date:  June 26, 2002

                        TIER TECHNOLOGIES, INC.


                        By: /s/ James L. Bildner
                            ------------------------------
                        Name: James L. Bildner
                        Title:  Chairman and Chief Executive Officer
                        Date:  June 26, 2002

EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION

(a)(1)(A) Offer to Purchase, dated June 11, 2002.*

(a)(1)(B) Letter of Transmittal.*

(a)(1)(C) Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.*

(a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.*

(a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.*

(a)(5)(B) Press release issued by Parent, dated June 20, 2002, regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002.*

(a)(5)(C) Complaint of Roti v. Official Payments Corporation, et al. filed in the Court of Chancery of the State of Delaware on June 19, 2002.

(a)(5)(D) Memorandum of Understanding, dated June 26, 2002, between the parties to the Complaint.

(d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.*

(d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.*

(d)(4)    Form of Employment Agreement.*

--------
* Previously filed.